www.linkedin.com/in/
alexandrewinter (LinkedIn)
www.ltutech.com (Company)

Top Skills

Corporate Management

Start-ups

Business Strategy

Languages

French

English

Publications

Differential Feature Distribution
Maps for Image Segmentation and
Region Queries in Image Databases

Technologies for Intelligence and
Investigations

Region Queries without
Segmentation for Image Retrieval by
Content (1999)

Entropy And Multiscale Analysis: A
New Feature Extraction Algorithm
For Aerial Images

Patents

Color match toolbox

Method for generating a
representation of image content
using image search and retrieval
criteria.

Process for electronically marketing
goods or services on networks of the
internet type

Robust detection of a reference
image during major photometric
transformations.

Frame based video matching

Alexandre Winter

CEO, co-founder at Norbert Health
Brooklyn, New York, United States

Summary

I am currently busy building the future of medicine using
revolutionary sensing methods.

Previously, I was running the Computer Vision and Machine
Learning team for Arlo, the undisputed leader in home and security
cameras.

I also dedicate a good chunk of my time mentoring startups at
Techstars NYC and IoT, Zeroth.ai, and with several venture capital
funds.

Until late 2016, I was the CEO and founder of placemeter, the urban
intelligence platform that helps quantify movement in our cities, at
scale. We were acquired by Netgear after raising three rounds of
venture capital and growing the team to 32 people based in NYC and
Paris, France.

Prior, I was the tech co-founder LTU technologies. LTU was the
pioneer in large scale image search by content. The company
started up in France and quickly grew business in the USA. We sold
LTU technologies successfully to a Japanese group after raising two
rounds of venture capital. I was then the CEO of the company for
four years.

Even further in the past, I was a post-doc Computer Vision
researcher at INRIA in France, and also a missile guidance and
remote sensing engineer at Airbus defense.

I am a computer scientist / image recognition expert by heart,
entrepreneur by passion.

My experience and skills have several aspects:
- early stage startup financing and venture capital
- early stage tech startup strategy, growth and incubation

- deep learning, shallow learning and analytics for image and video understanding
- scalable backend design and implementation
- startup management and leadership, including formal, public company reporting
- team, technology and product leadership

I am located in Brooklyn, NY.

Specialties: Technology entrepreneur, corporate management, Image Recognition, Image Retrieval, Image Recognition expert.

Technical team leader and manager.

Company founder.

———

Experience

Norbert Health
CEO, co-founder
September 2019 - Present (3 years 9 months)
Greater New York City Area

Building the future of predictive, ambient health

Scrum Ventures
Venture Partner
July 2019 - Present (3 years 11 months)

Serena
Venture/Operations Partner
January 2019 - Present (4 years 5 months)
Greater New York City Area

I help portfolio companies start business in the US, or grow their technical and AI teams

Techstars
Mentor
2014 - Present (9 years)

Mentor several startups each year at Techstars during the main program, IoT program and rising stars program.

See some nice shout outs there - https://alexiskold.net/2016/09/29/meet-15-startups-from-techstars-nyc-summer-2016-program/

TVision
Advisor
2018 - Present (5 years)

SmartPeep
Advisor
2017 - Present (6 years)
Singapore

Helping on engineering, team growth, B2B business and sales, fundraising and more

Arlo Technologies, Inc.
Director, Computer Vision for Arlo cameras
December 2016 - September 2019 (2 years 10 months)
New York, New York

Build the next generation of video analytics to turn arlo cameras into the archstone of your smarthome

Zeroth.ai
Venture Partner and Mentor
January 2017 - October 2018 (1 year 10 months)
Hong Kong

Helping select and accelerate amazing AI focused companies from all over the world, with a clear focus on Asia.

Placemeter
Founder and CEO
2012 - December 2016 (4 years)
Brooklyn, NY

Placemeter started in January 2012. After building the technology and the products for about a year, placemeter is getting deployed in New York, Washington and Boston. Check our new websites: www.placemeter.com and business.placemeter.com.

LTU technologies
11 years 7 months

CEO
September 2007 - July 2011 (3 years 11 months)
New York, NY

Company and market strategy, business development, company representation, company management, communication, sales support, some tech work, reporting to the shareholder

Co-Founder & CTO
January 2000 - August 2007 (7 years 8 months)

Built all the technology infrastructure, managed algorithms development and testing, hired and managed the tech team, managed product design.

INRIA
Researcher
September 1998 - December 1999 (1 year 4 months)

As a researcher at INRIA, I worked on Image Segmentation and CBIR

EADS (Aérospatiale)
Software Engineer
August 1997 - September 1998 (1 year 2 months)

As research engineer in missile guidance systems, I have been working on a large scale european tactical missile system project.

EADS
Research engineer phd candidate
1994 - 1998 (4 years)

Worked on missile guidance systems.

———

Education

Telecom Paris
PhD, Image Recognition · (1994 - 1997)

Telecom Paris
MS, concours commun, Electrical Engineering, Artificial Vision · (1991 - 1994)

Lycee Kleber
Bac C, Mathematics · (1987 - 1991)